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RECEIVED

2008 FEB 13 A 11:42

[redacted]

08000715

FILE NO. 082-04861

January 31, 2008

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VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Notice of Change of Organization and Officers (dated December 21, 2007) (English translation).

Yours very truly,

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Kunio Aoki

Encl.

cc: MegaChips Corporation
Shimpson Thacher & Bartlett

dw 2/14

FILE NO. 82-4861

(Translation)

December 21, 2007

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and CEO
(Representative Director)

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director, Officer and Department
Manager of Corporate Planning
Department
(TEL 06-6399-2884)

Notice of Change of Organization and Officers

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on December 21, 2007, determined to change its organization and officers as of January 1, 2008, as described below:

Description

1. Purpose of the change of its organization and officers:

The Company, through its shift to a system of pure holding company in April 2004 and the merger with its operating subsidiaries in April 2007, has exerted its efforts to rebuild its growth strategy and improve its system to implement the strategy, whereby achieving much improved results.

However, to make the most of its competitive advantage and materialize further growth on a medium- and long-term basis, the Company has recognized it important to develop a new business model by which the Company may further enlarge profit-earning opportunities by making full use of its system LSI and system development capabilities with the system LSI business as core business and offering its products in various forms of modules, boards and boxes in response to market and customer needs. Hence, the Company has determined to change its organization and officers.

2. Details of the change of its organization:

(1) A "Strategic Business Development Office" will be instituted to take charge of planning company-wide strategies, promoting new businesses and providing support for important businesses.

(2) A "Strategic Management Office" will be instituted to take charge of alliance strategies, including technology introduction and M&A.

(3) To provide fuller support to its operating divisions, a "Corporate Control Division" will be instituted to exercise general control over intellectual property, legal affairs, information systems, corporate planning, personnel, general affairs and public relations.

(4) To strengthen the expertise of its finance and accounting, a "Finance & Accounting Office" will be instituted to exercise general control over accounting and finance.

(5) To build up its earnings structure by strengthening the respective functions, and enhancing the efficiencies, of its system business, the Company will abolish the divisions of the System Company and rearrange them by function.

3. Details of the change of its officers:

To vigorously push forward the abovementioned growth strategy, the Company will appoint Mr. Yukihiro Ukai as Executive Vice President and COO, responsible for company-wide execution of business. In addition, in accordance with the change of the organization, a change of Directors, Officers and important employees will be made as follows:

New Title	Name	Previous Title
Executive Vice President and COO	Yukihiro Ukai	Managing Director, Officer and Company President, LSI Company
Director, Officer, and Company President and General Manager of Division 2, LSI Company	Keizo Higuchi	Director, Officer and General Manager of Division 2, LSI Company
Director, Officer and General Manager of Strategic Business Development Office; Director, MegaChips (Hong Kong) Limited	Yoshimasa Hayashi	Director, Officer and General Manager of Division 1, LSI Company; Director, MegaChips (Hong Kong) Limited
Director, Officer and General Manager of Corporate Control Division	Tetsuo Hikawa	Director, Officer and Company President, System Company

New Title	Name	Previous Title
Director, Officer and General Manager of Finance & Accounting Office	Masayuki Fujii	Director, Officer and Department Manager of Corporate Planning Department
Officer and General Manager of Strategic Management Office; President, MegaChips (Hong Kong) Limited	Akira Takata	Officer and General Manager responsible for Chinese Business; President, MegaChips (Hong Kong) Limited
Officer and General Manager of Division 1, LSI Company	Tetsuo Furuichi	Officer and Deputy General Manager of Division 1, LSI Company
Officer, General Manager of Production Headquarter and General Manager of Quality Control Division	Tadashi Sumi	Officer, General Manager of Production Headquarter and Department Manager of Quality Control Department
Officer, General Manager of Tokyo Office, and Company Vice President and Department Manager of Sales & Marketing Department, System Company	Shunsuke Shikata	Officer, responsible for marketing and sales of System Company
Officer and Department Manager of Business Operating Department, System Company	Tetsuji Kajitani	Officer and General Manager of Surveilance System Division, System Company
Officer and Deputy Department Manager of Sales & Marketing Department, System Company	Akihiro Aoi	Officer and General Manager of Application Specific System Division, System Company
Company President and Department Manager of Development Department, System Company	Takashi Furumura	-

- END -

END